                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                            For the Month of May 2004

                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F           40-F      X
                                                     -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes:                  No:    X
                        -----                 -----

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation


                                     By:   /s/ Anthony F. Holler
                                        ---------------------------------------
                                     Anthony F. Holler, Chief Executive Officer

Date: May 14, 2004


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[LOGO]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

                   ID BIOMEDICAL REPORTS FIRST QUARTER RESULTS

VANCOUVER, BC - MAY 14, 2004 - ID Biomedical announced financial results for the first quarter ended March 31, 2004. Amounts, unless specified, are expressed in Canadian dollars.

Commenting on the first quarter, Todd Patrick, President of ID Biomedical said, "Our current cash position and cash used in operations are in line with expectations. Cash used in operations, for the three months ended March 31, 2004 includes significant expenses related to our FluINsure non-pivotal field efficacy trial. Expenses related to this trial will continue through the second quarter then be significantly reduced during the remainder of the year."

The Company's first quarter financial report will be available at WWW.SEDAR.COM. Highlights of the Company's progress in the first quarter, as well as the Chief Executive Officer's fiscal 2003 report to shareholders, will be discussed at the Company's Annual General Meeting to be held at 2:30 pm (PST) on June 3, 2004.

CONDENSED FINANCIAL RESULTS

The Company recorded a net loss of $10.7 million ($0.26 per share) for the three months ended March 31, 2004 compared to a net loss of $4.3 million ($0.13 per share) for the three months ended March 31, 2003.

For the three months ended March 31, 2004, the Company's revenues totaled $1.5 million compared to $1.4 million for the three months ended March 31, 2003.

Deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended March 31, 2004, compared to $0.7 million for the same period in 2003.

Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Research and development contract revenue in the amount of $0.8 million was recorded for the three months ended March 31, 2004 compared to $0.7 in 2003. Research and development contract revenue is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a subunit plague vaccine.

Net research and development expenses increased $5.3 million, or 117%, to $9.9 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Significant changes for the three months ended March 31, 2004 compared to the same period in 2003 include an increase in external contracts of $2.9 million in support of human clinical trials of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates. In addition, employee related expenses increased $1.6 million; $0.4 million of this increase is attributable to stock-based compensation expense, and the remaining is a result of personnel growth, 132 employees at March 31, 2003 compared to 81 for the same period in 2003, to support the development, clinical testing and manufacturing for the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates

Research and development costs are reported net of grants received or receivable from Technology Partnerships Canada ("TPC") and provincial government investment tax credits. There were no TPC claims accrued for the three months ended March 31, 2004 compared to $0.4 million for the same period in 2003. During 2003, the Company attained its total allowable funding under the TPC agreement. Provincial government investment tax credits totaled $0.3 million for the three months ended March 31, 2004 as compared to $0.1 million for the same period in 2003.

General and administrative expenses increased $0.7 million, or 46% to $2.1 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. This increase is attributable to stock-based compensation expenses of $0.5 million and other increases associated with continued development of our finance, human resources and business development activities.

Investment and other income was $0.9 million for the three months ended March 31, 2004 compared [$0.08] million for the three months ended March 31, 2003. The increase is a result of greater interest income from significantly higher levels of cash and short term investments resulting from the Company's 2003 financing activities. Included in investment and other income is a foreign exchange loss of $0.03 million for the three months ended March 31, 2004 as compared to a loss of $0.2 million for the same period in 2003.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended March 31, 2004 and 2003
(expressed in Canadian dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                                  2004                           2003
                                                                     ------------------      -------------------------
                                                                           (Unaudited)       (Unaudited - Restated *)
REVENUE:
Licensing                                                            $         690,259       $                657,265
Research and development contracts                                             843,167                        728,885
                                                                     ------------------      -------------------------
                                                                             1,533,426                      1,386,150
EXPENSES AND OTHER:
Research and development                                                    10,139,014                      5,044,607
Less grants                                                                   (278,547)                      (503,762)
                                                                     ------------------      -------------------------
Net research and development                                                 9,860,467                      4,540,845
General and administrative                                                   2,141,999                      1,471,029
Depreciation and amortization                                                1,119,504                      1,064,537
                                                                     ------------------      -------------------------
                                                                            13,121,970                      7,076,411
                                                                     ------------------      -------------------------
                                                                           (11,588,544)                    (5,690,261)
OTHER INCOME (EXPENSES):
Investment and other income                                                    893,944                        (79,989)
Interest expense                                                               (12,156)                       (16,270)
Gain on sale of short-term investment                                                -                      1,684,979
Loss on disposal of medical technology
and other assets                                                               (26,744)                      (225,965)
                                                                     ------------------      -------------------------
                                                                               855,044                      1,362,755
                                                                     ------------------      -------------------------
Loss for the period                                                        (10,733,500)                    (4,327,506)
                                                                     ------------------      -------------------------
Basic and diluted loss per common share                              $           (0.26)       $                 (0.13)
                                                                     ------------------      -------------------------
                                                                     ------------------      -------------------------
Weighted average number of common shares outstanding                        41,967,540                     32,740,846
                                                                     ------------------      -------------------------
                                                                     ------------------      -------------------------

* Restated to reflect stock based compensation expenses

SUMMARY CONSOLIDATED BALANCE SHEETS
March 31, 2004 and December 31, 2003 (expressed in Canadian dollars)

                                                                           March 31, 2004          December 31, 2003
                                                                        ------------------       ---------------------
                                                                              (Unaudited)                  (Audited)
ASSETS
Cash and short-term investments                                      $        142,991,877    $           156,217,160
Other current assets                                                            4,938,573                  3,858,846
                                                                        ------------------       ---------------------
                                                                              147,930,450                160,076,006
Facilities and equipment                                                        9,545,742                  8,050,339
Investment                                                                        413,644                    413,644
Patent and trademark rights                                                     1,505,439                  1,394,094
Medical technology and other assets                                            24,142,216                 24,708,987
Goodwill                                                                          771,314                    771,314
                                                                        ------------------       ---------------------
                                                                     $        184,308,805        $       195,414,384
                                                                        ------------------       ---------------------
                                                                        ------------------       ---------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                                  $          9,980,202        $        11,063,804
Deferred licensing revenue                                                      2,994,931                  3,460,206
Obligations under capital leases                                                   44,907                     52,209
Shareholders' equity                                                          171,288,765                180,838,165
                                                                        ------------------       ---------------------
                                                                     $        184,308,805        $       195,414,384
                                                                        ------------------       ---------------------
                                                                        ------------------       ---------------------

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2004 and 2003
(expressed in Canadian dollars)

                                                                                     2004                        2003
                                                                   -----------------------   -------------------------
                                                                              (Unaudited)    (Unaudited - Restated *)
Cash provided by (used in):

OPERATIONS:
  Loss for the period                                              $          (10,733,500)   $             (4,327,506)
  Items not affecting cash                                                      2,151,718                    (198,130)
  Net changes in non-cash working capital balances                             (2,600,602)                   (335,723)
                                                                   -----------------------   -------------------------
Cash used in operating activities                                             (11,182,384)                 (4,861,359)
Cash used in investing activities                                                 965,246                  12,513,350
Cash provided by financing activities                                             143,326                     166,845
Increase (decrease) in cash and cash equivalents                              (10,073,812)                  7,818,836
Cash and cash equivalents, beginning of period                                149,087,649                   5,511,422
                                                                   -----------------------   -------------------------
Cash and cash equivalents, end of period                           $          139,013,837    $             13,330,258
                                                                   -----------------------   -------------------------
                                                                   -----------------------   -------------------------

* Restated to reflect stock based compensation expenses


ABOUT ID BIOMEDICAL

ID Biomedical is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.


ID Biomedical is developing non-live, subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.




THE INFORMATION IN THIS NEWS RELEASE CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND ID BIOMEDICAL WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (II) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (III) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS; (IV) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (V) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (VI) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (VII) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (VIII) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (IX) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (X) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.